SEC 06008227 ISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH, D.C. 209 SECTION

SEC FILE NUMBER
8- 51808

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.L.S. & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 CLINTON AVENUE SUITE 707
(No. and Street)

HUNTSVILLE	ALABAMA	35801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREGORY L. SMITH (256) 539-4805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BYRD, SMALLEY, EVANS & ADAMS, PC
(Name – *if individual, state last, first, middle name*)

237 JOHNSTON STREET SE	DECATUR	ALABAMA	35601
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAY 25 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY L. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.L.S. & ASSOCIATES, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.L.S & ASSOCIATES, INC.
TABLE OF CONTENTS

Byrd, Smalley,
Evans & Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

Larry O. Byrd, CPA
Timothy A. Smalley, CPA
Stan A. Evans, CPA
John R. Adams, CPA

Angie A. Harris, CPA
Laura S. Berry, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA

Independent Auditor's Report

To the Board of Directors
G.L.S & Associates, Inc.
Huntsville, Alabama

We have audited the accompanying statements of financial condition of G.L.S & Associates, Inc. as of December 31, 2005 and 2004, and the related statements of income and changes in financial condition and the statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.L.S. & Associates, Inc. as of December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Byrd, Smalley, Evans & Adams, P.C.

February 8, 2006

G.L.S. & Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31,

	2005	2004
ASSETS		
Current Assets		
Cash	$ 62,111	$ 66,337
Accounts receivable	88,835	101,379
Total Current Assets	150,946	167,716
Fixed Assets		
Equipment, net of depreciation	18,105	24,762
Other Assets		
Shareholder receivable	1,000	1,000
TOTAL ASSETS	$ 170,051	$ 193,478
LIABILITIES AND EQUITY		
Current Liabilities		
Payable to brokers	$ 52,412	$ 59,814
Accounts payable and accrued liabilities	55,711	69,224
Current portion of long-term debt	1,700	6,890
Total Current Liabilities	109,823	135,928
Long-term debt, net of current portion	-	1,673
Total Liabilities	109,823	137,601
Equity		
Common Stock	1,000	1,000
Retained Earnings	59,228	54,877
Total Equity	60,228	55,877
TOTAL LIABILITIES AND EQUITY	$ 170,051	$ 193,478

The accompanying notes are an integral part of these financial statements

G.L.S. & Associates, Inc.

STATEMENT OF INCOME AND CHANGES IN FINANCIAL CONDITION

For the years ended December 31,

	2005	2004
INCOME		
Commissions income	$ 424,114	$ 482,100
RIA income	402,515	478,152
Trails income	497,004	342,128
Securties income	50,568	23,939
TOTAL INCOME	1,374,201	1,326,319
OPERATING EXPENSES		
Salaries and commissions	925,655	953,602
Payroll taxes	49,356	44,849
Employee benefits	105,129	72,722
Rent	101,791	90,684
Insurance	40,141	53,712
Office expenses	27,936	28,108
Advertising	39,831	39,263
Meals and entertainment	16,124	9,968
Fees and subscriptions	17,704	13,482
Licenses and taxes	2,596	2,388
Telephone	15,905	10,656
Sales training	12,325	21,472
Accounting	8,832	7,775
Repairs and maintenance	474	4,885
Depreciation	6,657	6,373
Miscellaneous	4,877	7,053
TOTAL OPERATING EXPENSES	1,375,333	1,366,992
INCOME (LOSS) FROM OPERATIONS	(1,132)	(40,673)
OTHER INCOME (EXPENSES)		
Other Income	8,168	-
Other gains and losses	-	3,480
Interest expense	(1,494)	(1,084)
TOTAL OTHER INCOME	6,674	2,396
INCOME BEFORE INCOME TAXES	5,542	(38,277)
PROVISION FOR INCOME TAXES	(1,191)	-
NET INCOME (LOSS)	4,351	(38,277)
RETAINED EARNINGS, BEGINNING OF YEAR	54,877	93,154
RETAINED EARNINGS, END OF YEAR	$ 59,228	$ 54,877

The accompanying notes are an integral part of these financial statements

G.L.S. & Associates, Inc.
STATEMENT OF CASH FLOWS
For the years ended December 31,

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (loss)	$ 4,351	$ (38,277)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	6,657	6,373
(Increase) decrease in accounts receivable	12,544	(62,614)
Increase (decrease) in accounts payable	(20,915)	72,437
(Gain) loss on disposal of property	-	(3,480)
Total adjustments	(1,714)	12,716
Net cash provided (used) by operating activities	2,637	(25,561)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash payments for purchase of property	-	(9,290)
Cash payments for the purchase of stock	-	(24,000)
Cash proceeds from sale of stock	-	29,142
Net cash provided (used) by investing activities	-	(4,148)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from long-term debt	-	14,662
Principal payments on long-term debt	(6,863)	(6,099)
Net cash provided (used) by financing activities	(6,863)	8,563
Net increase (decrease) in cash and cash equivalents	(4,226)	(21,146)
Cash and cash equivalents at beginning of year	66,337	87,483
Cash and cash equivalents at end of year	$ 62,111	$ 66,337
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 1,494	$ 1,969
Income taxes	$ -	$ 3,575

The accompanying notes are an integral part of these financial statements

G.L.S. & Associates, Inc.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

G.L.S. & Associates, Inc. was established in 1990. In November 1999, the company became a limited broker dealer.

Basis of Accounting: The company prepares its financial statements using U.S. generally accepted accounting principles on the accrual basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to makes estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment: Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimate useful lives of the assets.

Cash: For the purposes of cash flows, the Company considers all short-term investments with a maturity of three months or less the be cash equivalents.

NOTE 2 ACCOUNTS RECEIVABLE

Accounts receivable consists of the following at December 31, 2005 and 2004:

	2005	2004
Mutual Fund Commissions	$ 4,784	$ 17,198
Registered Investment Advisor Commissions	8,364	19,920
Stock Trade Commissions	295	140
Variable Annuity Commissions	26,295	27,817
Trails Commissions	48,247	36,304
Corporate Bonds	850	-
Total Accounts Receivable	$ 88,835	$ 101,379

All commissions are deemed collectible by management, therefore, there is no allowance for doubtful accounts.

G.L.S. & Associates, Inc.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2005 and 2004:

	2005	2004
Equipment and furnishings	$ 37,020	$ 37,020
Less: Accumulated Depreciation	(18,915)	(12,258)
Total Property and equipment	$ 18,105	$ 24,762

NOTE 4 INVESTMENTS

The company invests excess funds in short-term investments and maintains an investment account to satisfy a minimum balance. These investments resulted in a gains during the years ended December 31, 2005 and 2004 of $-0- and $4,174, respectively.

NOTE 5 STOCKHOLDER'S EQUITY

The company has authorized 10,000 shares of $.10 par value common stock. It has issued at December 31, 2005, 10,000 shares, all of which are outstanding.

NOTE 6 RETIREMENT PLAN

The company sponsors a retirement plan for the employees. Employees are allowed to contribute up to $14,000 of compensation, and the company matches up to four percent. The company contributed $45,594 and $50,382 for the years ended December 31, 2005 and 2004, respectively.

NOTE 7 CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's revenues are dependent upon the fluctuations of the stock market. Consequently, the ability of the Company to collect the amounts due from its customers is affected by economic fluctuations related to this industry.

NOTE 7 CONCENTRATIONS OF CREDIT RISK (Continued)

The company maintains bank balances at a financial institution located in Huntsville, Alabama. The Federal Deposit Insurance Corporation (FDIC) insures accounts up to $100,000 at each institution. At December 31, 2005 and 2004, the company had uninsured bank balances of $2,657 and $-0-, respectively.

NOTE 8 INCOME TAXES

Effective January 1, 2005, the Company has changed its accounting method for income tax purposes to the accrual basis from the cash basis of accounting. The effect of this change will be recognized over three years. The Company also uses an accelerated depreciation method for tax purposes. As a result of the difference in the change to the accrual method and the difference of accounting for depreciation for tax purposes and book purposes, a net deferred tax liability is created; however, the amounts are immaterial to the financial statements.

NOTE 9 LEASES

The company leases its office facilities in Huntsville, Alabama. The current lease has been extended to February 28, 2007. The monthly lease payments from March 1, 2004 through February 28, 2005 are $5,400. For the period beginning March 1, 2005 through February 28, 2006 the payments will be $5,535. For the period beginning March 1, 2006 through February 28, 2007 the payments will be $5,673. Rent expense for the years ended December 31, 2005 and 2004 were $71,791 and $70,684, respectively.

Future minimum rental payments are as follows:

2006	67,800
2007	11,346

The company also has a lease for a condominium in Orange Beach, Alabama owned by the President of G.L.S. and Associates. The lease is cancelable upon 30 days notice by either party. The condo is available for use by employees and business associates of G.L.S and Associates. Rent is charged at $2,500 per month. Rent expense for the years ended December 31, 2005 and 2004 were $30,000 and $20,000, respectively.

NOTE 10 LONG-TERM DEBT

	2005	2004
Note payable to Amsouth due March 28,2006, with a variable interest rate. The agreement is secured by equipment.	$1,700	$ 8,563

Long-term debt maturities are as follows:

2006	$ 1,700

NOTE 11 RELATED PARTY TRANSACTIONS

The Company has entered into a lease for a condominium which is owned by the President of G.L.S. & Associates. See Note 9 for details of the lease.

SUPPLEMENTARY INFORMATION

G.L.S. & Associates, Inc.
COMPUTATION OF NET CAPITAL
December 31, 2005 and 2004

	2005	2004
Total ownership equity from Statement of Financial Condition	$ 60,228	$ 55,877
Deduct ownership equity not allowable for Net Capital	-	-
Total ownership equity qualified for Net Capital	60,228	55,877
Deductions and/or changes:		
Nonallowable assets from Statement of Financial Condition		
Property and equipment, net	18,105	24,762
Accounts receivable - RIA Fee	3,429	8,167
Accounts receivable - commissions	4,742	3,067
Due from stockholder	1,000	1,000
Total nonallowable assets from Statement fo Financial Condition	27,276	36,996
Net Capital	32,952	18,881
Net Capital Requirement	7,321	9,173
Excess Net Capital	$ 25,631	$ 9,708

See accountant's report and notes to financial statements.

G.L.S. & Associates, Inc.
COMPUTATION OF AGGREGATE INDEBTNESS
December 31, 2005 and 2004

	2005	2004
Total liabilities from Statement of Financial Condition	$ 109,823	$ 137,601
Less: Non-Aggregate Indebtness	-	-
Total Aggregate Indebtness	$ 109,823	$ 137,601

See accountant's report and notes to financial statements.

G.L.S. & Associates, Inc.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
December 31, 2005 and 2004

	2005	2004
Balance, Beginning of Period	$ -	$ -
Increases (Decreases)	-	-
Balance, End of Period	$ -	$ -

See accountant's report and notes to financial statements.

G.L.S. & Associates, Inc.
STATEMENT OF CHANGES IN OWNER'S EQUITY
December 31, 2005 and 2004

	2005	2004
Ownership Equity, Beginning of Period	$ 55,877	$ 94,154
Net Income (Loss)	4,351	(38,277)
Ownership Equity, End of Period	$ 60,228	$ 55,877

See accountant's report and notes to financial statements.

G.L.S. & Associates, Inc.
RECONCILIATION OF NET CAPITAL
December 31, 2005 and 2004

Line	Description	As Originally Reported	As Audited	Difference	Explanation

BALANCE SHEET

NO CHANGES WERE MADE AS A RESULT OF THE AUDIT

INCOME STATEMENT

NO CHANGES WERE MADE AS A RESULT OF THE AUDIT

NET CAPITAL COMPUTATION: NO CHANGES WERE MADE AS A RESULT OF THE AUDIT

See accountant's report and notes to financial statements.

Byrd, Smalley,
Evans & Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

Larry O. Byrd, CPA
Timothy A. Smalley, CPA
Stan A. Evans, CPA
John R. Adams, CPA

Angie A. Harris, CPA
Laura S. Berry, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA

Board of Directors
GLS & Associates, Inc.
Huntsville, Alabama

In planning and performing our audit of the financial statements and supplemental schedules of G.L.S. & Associates, Inc. for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Byrd, Smalley, Evans & Adams, P.C.

Byrd, Smalley, Evans, Adams & Johnson, P.C.
Decatur, Alabama
February 8, 2006

G.L.S. & Associates, Inc.
STATEMENT OF EXEMPTION
December 31, 2005 and 2004

The firm of G.L.S. & Associates, Inc. is exempt from Section 15c3-3 K2II because they clear through a firm on a fully disclosed basis.

See accountants' report and notes to the financial statements